SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

13 December 2017

 LLOYDS BANKING GROUP plc

 (Translation of registrant's name into English)

5th Floor

25 Gresham Street

London

EC2V 7HN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Index to Exhibits

Item

No.1
Regulatory News Service Announcement, dated 13 December 2017 re: Director/PDMR Shareholding

13 December 2017

Transfer of Shares
The Group announces that Zak Mian, a Senior Manager and PDMR, has sold 29,673 ordinary shares from his personal holding at a price of 67.445 pence per share and purchased 29,509 ordinary shares at a price of 67.43394 pence per share via an ISA.

Monthly Share Incentive Plan
The Group announces that shares were acquired for PDMRs by Equiniti Share Plan Trustees Limited AESOP 1 account under the Lloyds Banking Group Share Incentive Plan.

The notifications below, made in accordance with the requirements of the EU Market Abuse Regulation, provides further detail.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.66795	225
	Matching Award	GBP00.0000	67

d)	Aggregated information - Aggregated volume - Price	292 See 4(c)
e)	Date of the transaction	11 December 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Juan Colombás
2	Reason for the notification
a)	Position/status	Chief Operating Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.66795	187
	Matching Award	GBP00.0000	67

d)	Aggregated information - Aggregated volume - Price	254 See 4(c)
e)	Date of the transaction	11 December 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Culmer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.66795	187
	Matching Award	GBP00.0000	67

d)	Aggregated information - Aggregated volume - Price	254 See 4(c)
e)	Date of the transaction	11 December 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Karin Cook
2	Reason for the notification
a)	Position/status	Group Services Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.66795	187
	Matching Award	GBP00.0000	67

d)	Aggregated information - Aggregated volume - Price	254 See 4(c)
e)	Date of the transaction	11 December 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance and Wealth
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.66795	225
	Matching Award	GBP00.0000	67

d)	Aggregated information - Aggregated volume - Price	292 See 4(c)
e)	Date of the transaction	11 December 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Transformation
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.66795	45
	Matching Award	GBP00.0000	66

d)	Aggregated information - Aggregated volume - Price	111 See 4(c)
e)	Date of the transaction	11 December 2017
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Transfer of ordinary shares to ISA via sale and purchase.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Sale of Shares:	GBP00.67445	29,673

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	11 December 2017
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Transfer of ordinary shares to ISA via sale and purchase.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Purchase of Shares:	GBP00.6743394	29,509

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	11 December 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Pope
2	Reason for the notification
a)	Position/status	Chief of Staff and Group Director, Corporate Affairs and Responsible Business & Inclusion
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.66795	187
	Matching Award	GBP00.0000	67

d)	Aggregated information - Aggregated volume - Price	254 See 4(c)
e)	Date of the transaction	11 December 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Lloyds Banking Group Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.66795	225
	Matching Award	GBP00.0000	67

d)	Aggregated information - Aggregated volume - Price	292 See 4(c)
e)	Date of the transaction	11 December 2017
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc

 (Registrant)

By: Douglas Radcliffe

Name: Douglas Radcliffe

Title: Group Investor Relations Director

Date: 13 December 2017